

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2022

Brian Kistler
Chief Executive Officer
VOSB Acquisition Corp I
6461 N 100 E
Ossian, IN 46777

> **Re: VOSB Acquisition Corp I**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed June 28, 2022**
> **File No. 000-56436**

Dear Mr. Kistler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G

Item 5. Directors and Executive Officers, page 15

1. We note your response to comment 2. Please include a discussion of the potential conflicts of interest associated with the multiple entities with which Mr. Kistler is affiliated. Additionally, please provide all of the disclosure required by Item 401 of Regulation S-K with respect his association with each entity. For each entity please state when he commenced, and as applicable ceased, employment and state the position(s) held. Furthermore, as previously requested, please identify Mr. Kistler as a promoter or provide your analysis as to why you believe he should not be identified as a promoter.

2. We note your disclosure that Mr. Kistler is an officer and director of nine entities other than VOSB Acquisition Corp. I. Please identify each company in which Mr. Kistler is the sole officer and director and identify any companies that have no or nominal operations. It appears that Renavatio, Inc. has failed to timely file its periodic reports. Please disclose whether any of the public companies with which Mr. Kistler is associated

is delinquent in its reporting obligations and include risk factor disclosure addressing the risk this may pose with respect to VOSB Acquisition Corp. I.

General

3.   We note your revisions in response to comment 1 and reissue in part. Please disclose the enhanced reporting requirements imposed on shell companies. Additionally, please provide more detailed disclosure regarding compliance with Rule 419 in connection with any offering of your securities.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Real Estate & Construction

cc: Jeff Turner, Esq.